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                            BREAKAWAY SOLUTIONS, INC.
                                 350 ROWES WHARF
                           BOSTON, MASSACHUSETTS 02110


                                 April 14, 2000


VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

         Re:   Breakaway Solutions, Inc.
               Registration Statement on Form S-1
               (REGISTRATION NO. 333-33468)
               -----------------------------------

Ladies and Gentlemen:

         In accordance with Rule 477(a) promulgated under the Securities Act of 1933, as amended, Breakaway Solutions, Inc. (the "Registrant") hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form S-1 (Registration No. 333-33468), together with all exhibits thereto (the "Registration Statement"). The Registrant is requesting such withdrawal because of unfavorable market conditions that would adversely affect the offering of the shares of common stock, par value $.000125 per share, covered by the Registration Statement. No shares of the Registrant's common stock have been issued or sold under the Registration Statement.

         The Registrant further requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the Registration Statement in the following manner: "Withdrawn upon the request of the Registrant, the Commission consenting thereto."

         If you have any questions with respect to this letter, please call the undersigned at (617) 960-3400 or Thomas L. Barrette, Jr. of the law firm of Hale and Dorr LLP at (617) 526-6000.

                                            Sincerely,

                                            BREAKAWAY SOLUTIONS, INC.


                                            By: /s/ Gordon Brooks
                                                --------------------------------
                                            Name: Gordon Brooks
                                            Title: President and Chief Executive
                                                     Officer


cc: Mr. Thomas L. Barrette, Jr., Esq.